Filed Pursuant to Rule 433

Registration No. 333-159583

Raymond James Financial, Inc.

6.90% SENIOR NOTES DUE 2042

FINAL TERMS AND CONDITIONS

Issuer:	Raymond James Financial, Inc.

Type of Security:	Senior Notes

Expected Ratings (Moody’s/S&P):	Baa2/BBB, negative watch/negative watch

Principal Amount:	$350,000,000

Overallotment Option:	$52,500,000

Trade Date:	February 29, 2012

Settlement Date:	March 7, 2012 (T+5)

Final Maturity:	March 15, 2042

Coupon:	6.90%

Issue Price to Investors:	$25.00 per note

Underwriters’ Discount:	3.15%

Proceeds to Issuer (before expenses)	$338,975,000 (or $389,821,250 if the underwriters exercise their overallotment option in full)

Interest Payment Dates:	Quarterly in arrears on March 15, June 15, September 15, and December 15, commencing on June 15, 2012

Day Count Convention:	30/360

Redemption Provisions:	On or after March 15, 2017 in whole or in part at a redemption price equal to 100% of the principal amount of the notes being redeemed plus accrued interest thereon to the redemption date.

Denominations:	$25 denominations and integral multiples of $25

Listing:	We intend to list the notes on the New York Stock Exchange and expect trading in the notes on the New York Stock Exchange to begin within 30 days after the notes are first issued.

Use of Proceeds:	The net proceeds of this offering are expected to be used to fund a portion of the purchase price for the Issuer’s acquisition of Morgan Keegan & Company, Inc. and MK Holding, Inc.

CUSIP/ISIN:	754730208 / US7547302080

Joint Book-Running Managers:	J.P. Morgan Securities LLC Citigroup Global Markets Inc. Raymond James & Associates, Inc.

Co-Managers:	Fifth Third Securities, Inc. U.S. Bancorp Investments, Inc. BB&T Capital Markets, a division of Scott & Stringfellow, LLC BNY Mellon Capital Markets, LLC

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The Issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in the registration statement and the other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, you can request the prospectus by calling J.P. Morgan Securities LLC collect at 212-834-4533, Citigroup Global Markets Inc. toll-free in the United States at 1-877-858-5407 or Raymond James & Associates, Inc. at 1-800-248-8863.